1Q 2018 Earnings Conference Call NYSE: INXN 3 May 2018 Exhibit 99.2

This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements. In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things: operating expenses cannot be easily reduced in the short term; inability to utilise the capacity of newly planned data centres and data centre expansions; significant competition; cost and supply of electrical power; data centre industry over-capacity; performance under service level agreements; and delays in remediating the material weakness in internal control over financial reporting and/or making disclosure controls and procedure effective All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document. This document contains references to certain non-IFRS financial measures, such as Adjusted EBITDA, Recurring revenue, Adjusted net income and Adjusted diluted earnings per share. For definitions of these measures and a reconciliation of these measures to the nearest IFRS-measure, please refer to the appendix and the tables attached to our 1Q18 press release. The non-IFRS measure Revenue growth on an organic constant currency basis is reconciled in the footnotes within this document. Certain financial and other information presented in this document has not been audited or reviewed by our independent auditors. Certain numerical, financial data, other amounts and percentages in this document may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number. Disclaimer

Strategic & Operational Highlights David Ruberg – Chief Executive Officer

Financial Execution Total revenue grew 17% Y/Y 17% Y/Y organic constant currency(1) Recurring revenue grew 17% Y/Y Adjusted EBITDA grew 19% Y/Y Adjusted EBITDA margin at 45.5% Capital expenditure of €96 million including intangibles Operational Execution Added 4,000 sqm of new equipped space (2) Opened BRU2 and expanded VIE2 and FRA11 Installed 2,900 sqm of Revenue generating space (2) Utilisation rate at 81% Over 27,000 sqm of new capacity announced since 31 December 2017 Includes 4 new data centres Purchased land and building in Amsterdam in 2Q 1Q 2018 Performance Growth Driven by Customer Demand and Consistent Execution Organic constant currency revenue growth represents total revenue growth adjusted for: +1.0% FX impact and (1.1)% inorganic revenue from Interxion Science Park. Interxion opened 4,000 sqm of organic equipped space and 2,900 sqm of organic revenue generating space. Totals at the end of 1Q 2018 include 2,300 sqm of equipped space and 1,300 sqm of revenue generating space from Interxion Science Park.

1Q Revenue €133.8 million Grew 17% Y/Y and 3% Q/Q 1Q Recurring revenue €127.0 million Grew 17% Y/Y and 3% Q/Q 95% of total revenue 1Q Adjusted EBITDA €60.9 million Grew 19% Y/Y and 3% Q/Q 1Q Adjusted EBITDA margin 45.5% 1Q 2018 Financial Highlights Adjusted EBITDA & Margin (€ millions) 45.0% 45.5% Margin 45.1% Revenue (€ millions) Non- recurring revenue Recurring revenue 17% Recurring Revenue Growth and 19% Adjusted EBITDA Growth Y/Y in 1Q 2018 113.9 120.8 45.1% 124.6 45.5% 129.9 133.8

Equipped space of 128,900 sqm(1) 4,000 sqm added in the quarter Revenue generating space of 104,100 sqm(1) 2,900 sqm installed in the quarter Utilisation rate of 81% 1Q 2018 Operational Highlights Equipped & Revenue Generating Space (1,000’s sqm) Available Equipped space Revenue generating space 82% 81% 79% Utilisation 81% 114.1 Strong Growth in Revenue Generating Space with Sustained High Utilisation 117.0 81% Totals at the end of 1Q 2018 include 2,300 sqm of equipped space and 1,300 sqm of revenue generating space from Interxion Science Park. Prior quarters exclude the impact of Interxion Science Park. 118.9 122.5 128.9

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Broad-Based Demand Drives Capacity Additions

- Capacity additions in 1Q 2018:
  - FRA11: ~2,400 sqm
  - VIE2: ~400 sqm
  - BRU2: ~1,100 sqm
  - ZUR1: ~100 sqm
- New expansion announcements:
  - AMS10: ~6,800 sqm
  - FRA14: ~4,600 sqm
- Expansions totaling ~38,000 sqm scheduled to open across the next two years
  - Expands capacity by ~30%
  - Pre-sales provide revenue visibility

Announced Capacity Additions with Opening Dates after 31 December 2017[1]

Market	Data Centre	Project	Project CapEx (€ millions)	Equipped Space (sqm)		Schedule
				Project	Opened [1]	
Amsterdam	AMS8	Phases 3-6	63	5,300	0	4Q18 – 1Q19
Amsterdam	AMS9	Phase 2	8	500	0	4Q18
Amsterdam	AMS10	Phases 1-2	128	6,800	0	3Q19 – 1Q20
Brussels	BRU2	New DC	3	1,100	1,100	1Q18
Copenhagen	CPH2	Phases 3 – 5	18	1,500	0	2Q18 – 1Q19
Dublin	DUB3	Phases 3-4	17	1,200	0	3Q18
Frankfurt	FRA11	Phases 1-4 New Build	95	4,800	4,800	4Q17 – 1Q18
Frankfurt	FRA13	Phases 1-2 New Build	90	4,900	0	4Q18-1Q19
Frankfurt	FRA14	Phases 1-2 New Build	76	4,600	0	3Q19-4Q19
London	LON3	New Build	35	1,800	0	3Q18 – 4Q18
Madrid	MAD3	New Build	44	2,500	0	2Q19
Marseille	MRS2	Phases 2 – 3	47	2,600	0	2Q18 – 2Q19
Paris	PAR7.2	Phase B (cont.)-C	47	2,500	0	2Q18 - 1Q19
Stockholm	STO5	Phases 2 – 3	19	1,200	100	1Q18 – 1Q19
Vienna	VIE2	Phases 7 - 9	94	3,600	600	4Q17 – 3Q19
Zurich	ZUR1.4	Phase 1.4 (cont.)	1	200	100	1Q18 – 2Q18

Note: Totals may not add due to rounding.

(1) As of 3 May 2018. Capex and Equipped Space are approximate and may change. Capex reflects the total spend for the listed project at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.

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33% 35% 32% Communities of Interest Deliver Significant Customer Value Connectivity Platforms Enterprises

Financial Highlights Richard Rowson – Interim Chief Financial Officer

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1Q 2018 Results

€ millions (except per share amounts)	1Q 2017	4Q 2017	1Q 2018	1Q 2018 vs. 1Q 2017	1Q 2018 vs. 4Q 2017
Recurring revenue(1)	108.3	123.4	**127.0**	17%	3%
Non-recurring revenue(1)	5.7	6.5	**6.9**	21%	6%
Revenue	113.9	129.9	**133.8**	17%	3%
Gross profit	69.9	81.0	**81.1**	16%	0%
Gross profit margin	61.3%	62.4%	**60.6%**	(70) bps	(180) Bps
Adjusted EBITDA(1)	51.3	59.1	**60.9**	19%	3%
Adjusted EBITDA(1) margin	45.1%	45.5%	**45.5%**	40 bps	unchanged
Net income(3)	10.3	9.7	**11.7**	14%	20%
EPS (diluted)(3)	€0.14	€0.14	**€0.16**	13%	19%
Adjusted net income(1)	10.2	10.6	**11.9**	17%	12%
Adjusted EPS (diluted)(1)	€0.14	€0.15	**€0.17**	16%	12%

- Revenue grew 17% Y/Y and 3% Q/Q
  - Revenue on an organic constant currency(2) basis grew 17% Y/Y and 3% Q/Q
  - GBP approximately 8% of 1Q 2018 total revenue
- Gross profit grew 16% Y/Y and slightly Q/Q
- Gross profit margins were 60.6%
- Adjusted EBITDA grew 19% Y/Y and 3% Q/Q
- Adjusted EBITDA margins were 45.5%, up 40 bps Y/Y
- Recurring ARPU(4) was €412

(1) Recurring revenue, Non-recurring revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, and Adjusted earnings per share (diluted) are non-IFRS figures intended to adjust for certain items. Full definitions can be found in the "Definitions" section of this presentation. Reconciliations of net income to Adjusted EBITDA can be found in the financial tables later in the appendix of this presentation. Reconciliations of net income to Adjusted net income can be found in the tables attached to our 1Q18 press release.

(2) Organic constant currency revenue growth represents total revenue growth Y/Y adjusted for: 1% FX impact and (1.1%) inorganic revenue from Interxion Science Park. Organic constant currency revenue growth Q/Q represents total revenue growth adjusted for: 0% FX impact and 0% inorganic contribution. Totals may not add due to rounding.

(3) Historic Net income and EPS figures have been restated. For further details, see Note 2 and Note 29 of our audited consolidated financial statements in the 2017 annual report (Form 20-F), and Note 11 of the Interim Report for the three month period ended March 31, 2018.

(4) Recurring ARPU includes 1,300 sqm from Interxion Science Park.

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1Q 2018 Reporting Segment Analysis Revenue grew 13% Y/Y, 4% Q/Q 15% Y/Y and 4% Q/Q constant currency Recurring revenue grew 14% Y/Y, 4% Q/Q Adjusted EBITDA grew 17% Y/Y, 6% Q/Q Strength in Austria, Denmark, Ireland and Sweden Note: Analysis excludes “Corporate & Other” segment. Totals may not add due to rounding. Big 4: Organic constant currency revenue growth Y/Y represents total revenue growth adjusted for: + 0.4% FX impact and (1.6%) inorganic revenue from Interxion Science Park. Organic constant currency revenue growth Q/Q represents total revenue growth adjusted for (0.1%) FX impact and 0% inorganic contribution. ROE: Constant currency revenue growth Y/Y represents total revenue growth adjusted for: + 2.1% FX impact. Constant currency revenue growth Q/Q represents total revenue growth adjusted for 0.2% FX impact. Revenue grew 20% Y/Y, 3% Q/Q 19% Y/Y and 3% Q/Q organic constant currency Recurring revenue grew 19% Y/Y, 2% Q/Q Adjusted EBITDA grew 19% Y/Y, 0% Q/Q Strength in France and Germany Revenue Adjusted EBITDA Adjusted EBITDA margin (€ millions) 54.7% 54.7% 53.7% 58.3% 57.3% 59.1% France, Germany, Netherlands & UK 56.2% 58.8% 54.6% 60.0% Rest of Europe (1) (2) Strong Revenue and Adjusted EBITDA Y/Y Growth in Both Reporting Segments

Disciplined Investments(1) 81% 82% 81% Utilisation 79% Capital Deployed to Support Demand 73% of capex invested in Big 4 96% of capex invested in discretionary expansion projects(2) Maintenance & other capex was 3% of total revenue Excludes acquisition of Interxion Science Park for €77.5 million in 1Q 2017. Inclusive of Intangibles. Totals may not add due to rounding. (1) 81%

5.2% blended cost of debt 1Q 2018 LTM Cash ROGIC 10% Leverage: 3.9x gross leverage 3.7x net leverage(3) €425 million of RCF capacity of which €180 million was drawn as of 31 March 2018 Includes new €225 million unsecured subordinated RCF(4) during 1Q 2018 Strong Balance Sheet Total Borrowings = 6.00% Senior Secured Notes due 2020 including premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses + Mortgages + Financial Leases + Revolving facilities borrowings + Other Borrowings – Revolving facility deferred financing costs. Gross Leverage Ratio =  (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facilities borrowings + Other Borrowings)  /  LTM Adjusted EBITDA. Net Leverage Ratio = (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facilities balance + Other Borrowings – Cash & Cash Equivalents)  /  LTM Adjusted EBITDA. Undrawn as of 31 March 2018. € millions 31-Mar-18 31-Dec-17 Cash & Cash Equivalents 55.3 38.5 Total Borrowings(1) 911.1 832.6 Shareholders Equity 610.3 596.7 Total Capitalisation 1,521.5 1,429.3 Total Borrowings / Total Capitalisation 59.9% 58.3% Gross Leverage Ratio(2) 3.9x 3.8x Net Leverage Ratio(3) 3.7x 3.6x Available Liquidity to Support Expansion Programs

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Disciplined Investments Drive Strong Returns


(€ millions)
Q1 2018 LTM Returns
1,165
410
274
(11)
263
23%
Investments (3)
Revenue
Gross Profit
Maintenance Capex
Annual Cash Return
67% margin

- 37 fully built-out data centres[1][2]
  - Space fully equipped
  - Some power upgrades yet to come
  - As of 1 January 2017
- 91,400 sqm of equipped space
- 83% utilisation
- 10% LTM constant currency recurring revenue growth
- 23% annual cash return

Attractive Cash Returns from Fully Built-Out Data Centres[1]

(1) Fully Built-Out Data Centre: a data centre for which materially all equippable space is equipped as at 1 January 2017. However, note, future power upgrades can further increase the capacity of a fully built out data centre.
(2) 37 Fully Built-Out Data Centres as at 1 January 2017: AMS1, AMS3, AMS4, AMS5, AMS6, AMS7, BRU1, CPH1, DUB1, DUB2, FRA1, FRA2, FRA3, FRA4, FRA5, FRA6, FRA7, FRA8, FRA9, FRA10, DUS1, DUS2, LON1, LON2, MAD1, MAD2, PAR1, PAR2, PAR3, PAR4, PAR5, PAR6, STO1, STO2, STO3, STO4 and VIE1.
(3) Represents total cumulative investments in Data Centre Assets, including freehold land and buildings, infrastructure and equipment and Intangible assets including goodwill, as at 31 March 2018.

14

Business Commentary Outlook & Concluding Remarks David Ruberg – Chief Executive Officer

Substantial Opportunity Ahead

Substantial Opportunity Ahead

Guidance for 2018 Revenue €553m – €569m Adjusted EBITDA(1) €250m – €260m Capital Expenditures(2) €365m – €390m Adjusted EBITDA is a non-IFRS figure intended to adjust for certain items. The definition of Adjusted EBITDA can be found on the “Definitions” section in this slide deck. Interxion does not provide an outlook for an IFRS profitability metric. Consequently, it is unable to reconcile the outlook for Adjusted EBITDA. Capital expenditures range revised upwards from the prior provided range of €335 - €365m. See Press Release dated 1 May 2018.

Questions & Answers

Appendix

A leading carrier & cloud neutral data centre operator across Europe Interxion Overview 50 Data Centres in Operation 13 Cities 11 Countries 700 Connectivity Providers 20+ Internet Exchanges 500+ Platform Providers 2,000+ Customers 700+ Employees Note: Figures as of 31 March 2018. Excludes Interxion Science Park except Data Centres in Operation.

Track Record Of Execution Note: Includes Interxion Science Park as of 24 Feb. 2017. CAGR calculated as 2017 vs 2010 Adjusted EBITDA margin calculated as Adjusted EBITDA divided by Revenue. CAGR(1) = 13% CAGR(1) = 16% 38% 40% 42% 43% 43% 44% 45% 45% 45% 19% 13% 16% 14% 13% 14% 13% 13% 17% 46 Consecutive Quarters of Revenue and Adjusted EBITDA Growth YOY Growth 26% 23% 18% 15% 11% 17% 11% 16% 19% Adjusted EBITDA Margin(2) YOY Growth

Illustrative ARPU Development ARPU increases over time as IT workloads increase: Customers initially contract for space, connectivity and modest power reservation(1) As workloads increase, larger power reservation fees and cross-connects are required and energy consumption increases Revenue grows from space, cross-connects, power reservation and energy consumption over time As data centres fill with customers: Revenue mix initially tilted toward space As space becomes more fully utilised, revenue growth from power reservation and energy consumption can continue Power reservation is the fee for infrastructure power (cooling, power distribution, etc.). Customer ARPU Development Data Centre Recurring Revenue Development Power Reservation & Energy Consumption Cross-Connects Revenue Develops Over Time Driven by Power Reservation and Energy Consumption Space Installed

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Historical Financial Results

€ in millions (except as noted)	2017				2018	2016	2017
	1Q	2Q	3Q	4Q	1Q	FY	FY
Recurring revenue	108.3	113.4	117.4	123.4	127.0	400.0	462.5
Non-recurring revenue	5.7	7.4	7.3	6.5	6.9	21.8	26.8
Total revenue	**113.9**	**120.8**	**124.6**	**129.9**	**133.8**	**421.8**	**489.3**
Gross profit	**69.9**	**72.9**	**75.0**	**81.0**	**81.1**	**259.2**	**298.8**
Gross profit margin	*61.3%*	*60.3%*	*60.2%*	*62.4%*	*60.6%*	*61.5%*	*61.1%*
Adj EBITDA	**51.3**	**54.3**	**56.2**	**59.1**	**60.9**	**190.9**	**221.0**
Adj EBITDA margin	*45.1%*	*45.0%*	*45.1%*	*45.5%*	*45.5%*	*45.3%*	*45.2%*
Net income / (loss)	**10.3**(1)	**9.7**(1)	**9.4**(1)	**9.7**(1)	**11.7**(1)	**38.3**(1)(2)	**39.1**(1)
CapEx paid	**54.8**	**56.4**	**75.2**	**69.7**	**96.2**	**250.9**	**256.0**
Expansion / upgrade	49.0	46.0	69.7	60.2	90.1	228.8	224.8
Maintenance & other	4.0	7.4	4.0	7.0	4.2	13.2	22.4
Intangibles	1.8	3.0	1.4	2.5	2.0	8.9	8.8
Cash generated from operations	**63.0**(1)	**40.6**(1)	**55.2**(1)	**50.3**(1)	**58.1**(1)	**183.4**(1)	**209.0**(1)
Gross PP&E	**1.728.5**	**1,778.3**	**1,844.6**	**1,935.1**	**2,020.8**	**1,651.1**	**1,935.1**
Gross intangible assets	**113.3**	**114.8**	**114.9**	**117.0**	**119.7**	**42.3**	**117.0**
Gross Goodwill	**40.2**	**39.4**	**38.9**	**38.9**	**38.9**	**–**	**38.9**
LTM Cash ROGIC	**11%**	**11%**	**11%**	**11%**	**10%**	**11%**	**11%**

Note: Figures rounded to nearest net € 0.1 Million. Totals may not add due to rounding.

(1) Includes €0.8 million, €0.6 million, €1.6 million, €1.6 million, €1.2 million and €2.4 million of M&A transaction cost in 1Q17, 2Q17, 3Q17, 4Q17, 1Q18 and full year 2016 respectively. Quarterly and annual net income results for 2016 and 2017 are restated. For further details, see Note 2 and Note 29 of our audited consolidated financial statements in the 2017 annual report (Form 20F, and Note 11 of the Interim Report for the three month period ended March 31, 2018)

(2) Includes gain on sale of financial asset.

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Historical Reporting Segment Financial Results Note: Figures rounded to nearest net € 0.1 Million. Totals may not add due to rounding. € in millions (except as noted) 2017 2018 2016 2017 1Q 2Q 3Q 4Q 1Q FY FY Big 4 Recurring revenue 70.0 74.2 76.6 81.6 83.5 256.0 302.3 Non-recurring revenue 3.4 4.7 4.3 3.9 4.5 13.8 16.3 Total revenue 73.4 78.9 80.8 85.6 87.9 269.8 318.6 Gross profit margin 61.9% 62.0% 61.0% 64.4% 61.1% 62.6% 62.4% Adj EBITDA 40.2 43.1 43.4 48.1 48.0 148.2 174.8 Adj EBITDA margin 54.7% 54.7% 53.7% 56.2% 54.6% 54.9% 54.9% Rest of Europe Recurring revenue 38.3 39.2 40.8 41.8 43.5 144.0 160.2 Non-recurring revenue 2.3 2.7 3.0 2.5 2.4 8.1 10.5 Total revenue 40.6 42.0 43.8 44.3 45.9 152.0 170.7 Gross profit margin 66.8% 65.2% 65.8% 66.7% 67.6% 65.9% 66.1% Adj EBITDA 23.7 24.0 25.9 26.1 27.6 88.2 99.7 Adj EBITDA margin 58.3% 57.3% 59.1% 58.8% 60.0% 58.0% 58.4% Corporate & Other Adj EBITDA (12.5) (12.8) (13.1) (15.1) (14.7) (45.5) (53.5)

Historical Operating Metrics(1) Interxion Science Park was acquired in February 2017. One data center added to “Data centres in operation” at 1Q 2017. Totals at the end of 1Q 2018 include 2,300 sqm of equipped space and 1,300 sqm of revenue generating space from Interxion Science Park. All figures at the end of the period, except as noted. Maximum equippable customer power includes the announced maximum equippable customer power from current and announced data centres as of the date of each quarter’s respective report. Utilisation as of the end of the reporting period. Space figures in square metres(2) Recurring ARPU in € Customer Power in MW(2) 2016 2017 2018 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q Equipped space 101,600 104,200 107,800 110,800 114,100 117,000 118,900 122,500 128,900 Equipped space added 400 2,600 3,600 3,000 3,300 2,900 1,900 3,600 4,000 Revenue generating space 80,400 81,600 84,100 87,200 89,800 95,000 97,100 99,800 104,100 RGS added 1,300 1,200 2,500 3,100 2,600 5,200 2,100 2,700 2,900 Recurring ARPU 406 409 402 403 405 403 401 411 412 Utilisation (%)(3) 79% 78% 78% 79% 79% 81% 82% 81% 81% Equipped customer power 120 123 129 131 136 142 146 160 166 Maximum equippable customer power 178 178 187 187 195 203 223 225 241 Data centres in operation 41 42 42 44 45 45 48 49 50

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Scheduled Equipped Space Additions

Space figures in square metres[2]	2016				2017[1]				2018E[3]				2019E[3]				2020E
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2QE	3QE	4QE	1QE	2QE	3QE	4QE	FYE
Big 4																	
France	–	–	800	500	1,600	1,500	100	–	–	1,200	–	–	2,000	1,900	–	–	–
Germany	1,200	1,800	2,400	–	–	–	1,100	2,400	2,400	–	–	2,300	2,600	–	2,400	2,200	–
Netherlands[4]	(700)	–	–	1,500	1,300	–	–	–	–	–	–	3,100	2,600	–	2,700	–	4,100
UK	–	–	–	–	–	–	–	–	–	–	900	900	–	–	–	–	–
Subtotal	**400**	**1,800**	**3,200**	**2,000**	**3,000**	**1,500**	**1,200**	**2,400**	**2,400**	**1,200**	**900**	**6,300**	**7,200**	**1,900**	**5,100**	**2,200**	**4,100**
Rest of Europe																	
Austria	–	–	300	–	–	1,100	–	300	400	400	600	300	–	700	1,000	–	–
Belgium	–	–	–	–	–	–	–	–	1,100	–	–	–	–	–	–	–	–
Denmark	–	500	–	–	300	300	–	–	–	400	600	–	600	–	–	–	–
Ireland	–	–	–	1,200	–	–	–	–	–	–	1,200	–	–	–	–	–	–
Spain	–	–	–	–	–	–	–	–	–	–	–	–	–	2,500	–	–	–
Sweden	–	200	–	–	100	–	300	200	100	–	300	–	800	–	–	–	–
Switzerland	–	–	–	–	–	–	400	700	100	100	–	–	–	–	–	–	–
Subtotal	**–**	**700**	**300**	**1,200**	**400**	**1,400**	**700**	**1,200**	**1,700**	**900**	**2,700**	**300**	**1,400**	**3,200**	**1,000**	**–**	**–**
Total additional equipped space	**400**	**2,600**	**3,600**	**3,000**	**3,300**	**2,900**	**1,900**	**3,600**	**4,000**	**2,100**	**3,600**	**6,600**	**8,600**	**5,100**	**6,100**	**2,200**	**4,100**

9,600 sqm in 2016 | **11,700 sqm in 2017** | **16,400 sqm in 2018E** | **22,000 sqm in 2019E**

(1) *Excludes acquisition of Interxion Science Park, which added approximately 2,300 sqm in 1Q 2017.*
(2) *Figures rounded to nearest net 100 sqm for each country unless otherwise noted. Totals may not add due to rounding.*
(3) *Future expansion additions based on announced schedule, which is subject to change; additions scheduled for the first half of the year are noted in the second quarter and additions scheduled for the second half of the year are noted in the fourth quarter.*
(4) *AMS2 exited in 1Q 2016.*

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Space Analysis by Country Space figures in square metres Data Centres in Operation / under Construction Maximum Equippable Space in Country(1) (incl DC’s under construction) Equipped Space in Country Equipped Space Under Construction in Country(2) Unequipped Space Available for Development Big 4 France 9 32,800 23,400 3,200 6,200 Germany 15 35,100 30,100 4,900 500 Netherlands 8 30,700 25,100 5,300 300 UK 3 8,700 6,900 1,800 0 Subtotal 35 107,300 84,500 15,200 7,000 Rest of Europe Austria 2 12,600 9,600 3,000 0 Belgium 2 6,200 6,200 0 0 Denmark 2 6,400 4,900 1,500 0 Ireland 3 5,800 4,600 1,200 0 Spain 3 8,200 5,700 2,500 0 Sweden 5 7,300 5,500 1,100 700 Switzerland 1 7,100 7,000 100 0 Subtotal 18 53,600 43,500 9,300 800 Total 53 160,900 128,900 24,500 7,900 Note: Figures rounded to nearest net 100 sqm for each country unless otherwise noted. Totals may not add due to rounding. As of 31 March 2018. Expansions announced after the end of the quarter are excluded. Maximum Equippable Space (incl DC’s under construction) = Equipped Space + Under Construction Space + Unequipped Space. Future expansion additions based on announced schedules only, which is subject to change; excludes expansions announced after the end of the period.

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Pan-European Data Centre Portfolio

	Location	Owned / Leased	Build Out Status[1]	Maximum Equippable Space (sqm)[2]	Location	Owned / Leased	Build Out Status[1]	Maximum Equippable Space (sqm)[2]
Big 4	**France**				**Netherlands**			
	MRS1	Owned	Expanding	6,400	AMS1	Leased	Fully	600
	MRS2	Leased	Expanding	4,400	AMS3	Owned	Fully	3,000
	PAR1	Leased	Fully	1,400	AMS4	Leased	Fully	NM [4]
	PAR2	Leased	Fully	2,900	AMS5	Leased	Fully	4,300
	PAR3	Owned	Fully	1,900	AMS6	Owned	Fully	4,400
	PAR4	Leased	Fully	1,300	AMS7	Finance Lease[3]	Fully	7,600
	PAR5	Owned	Fully	4,000	AMS8	Finance Lease	Expanding	7,900
					AMS9	Owned	Expanding	2,800
	PAR6	Leased	Fully	1,300	**UK**			
	PAR7	Finance Lease [3]	Expanding	9,200	LON1	Leased	Fully	5,400
					LON2	Leased	Fully	1,500
					LON3	Leased	Under Construction	1,800
	Germany							
	DUS1	Leased	Fully	3,300	FRA6	Leased	Fully	2,200
	DUS2	Leased	Fully	1,200	FRA7	Leased	Fully	1,500
	FRA1	Leased	Fully	500	FRA8	Owned	Fully	3,700
	FRA2	Leased	Fully	1,100	FRA9	Leased	Fully	800
	FRA3	Leased	Fully	2,200	FRA10	Owned	Fully	4,800
	FRA4	Leased	Fully	1,400	FRA11	Owned	Expanding	4,800
	FRA5	Leased	Fully	1,700	FRA12	Leased	Expanding	1,100
					FRA13	Owned	Under Construction	4,900
ROE	**Austria**				**Spain**			
	VIE1	Owned	Fully	4,700	MAD1	Leased	Fully	4,000
	VIE2	Owned	Expanding	7,900	MAD2	Leased	Fully	1,700
					MAD3	Owned	Under Construction	2,500
	Belgium				**Sweden**			
	BRU1	Owned	Fully	5,100	STO1	Leased	Fully	1,900
	BRU2	Leased	Expanding	1,100	STO2	Leased	Fully	1,200
	Denmark				STO3	Leased	Fully	900
	CPH1	Leased	Fully	3,700	STO4	Leased	Fully	1,100
	CPH2	Owned	Expanding	2,600	STO5	Leased	Expanding	2,200
	Ireland				**Switzerland**			
	DUB1	Leased	Fully	1,100	ZUR1	Leased	Expanding	7,100
	DUB2	Leased	Fully	2,300				
	DUB3	Owned	Expanding	2,300				
Total								**160,900**

Note: Totals may not add due to rounding.
(1) Built Out Status as of 1 January 2017, consistent with slide 14.
(2) As of 31 March 2018.
(3) Purchase options have been exercised, though not yet closed.
(4) Maximum equippable space for AMS4 is included in the maximum equippable space of AMS1.

Totals:	#	sqm	%
Owned	16	66,000	41%
Finance Lease	3	24,800	15%
Operating Lease	34	70,100	44%
Total	**53**	**160,900**	**100%**

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Non-IFRS Reconciliation

€ in millions (except as noted)	2010	2011	2012	2013	2014	2015	2016	2017				2018
								1Q	2Q	3Q	4Q	1Q
Net income[2]	**14.7**	**25.5**	**31.6**	**6.9[1]**	**34.4**	**46.7**	**38.3**	**10.3**	**9.7**	**9.4**	**9.7**	**11.7**
Income tax expense / (benefit)	2.5	9.7	15.8	6.1	15.5	17.9	16.4	3.3	3.7	4.1	3.7	3.8
Profit / (loss) before taxation	**17.2**	**35.2**	**47.4**	**13.0**	**49.9**	**64.6**	**54.7**	**13.6**	**13.4**	**13.5**	**13.4**	**15.5**
Net finance expense	29.5	22.9	17.8	57.5[1]	27.9	29.0	36.3	10.3	10.9	10.8	12.3	11.4
Operating profit	**46.7**	**58.1**	**65.2**	**70.5**	**77.8**	**93.6**	**91.0**	**23.8**	**24.3**	**24.4**	**25.8**	**26.9**
Depreciation, amortisation and impairments	31.1	35.6	44.0	57.6	62.2	78.3	89.8	24.2	27.2	27.8	29.1	29.6
Share-based payments[2]	1.7	2.6	5.4	4.2	7.2	9.0	7.9	2.6	2.2	2.4	2.7	3.3
Increase/(decrease) in provision for onerous lease contracts	0.2	0.0	0.8	–	(0.8)	(0.2)	–	–	–	–	–	–
IPO transaction costs	–	1.7	–	–	–	–	–	–	–	–	–	–
M&A transaction break fee income	–	–	–	–	–	(20.9)	–	–	–	–	–	–
M&A transaction costs	–	–	–	–	0.3	11.9	2.4	0.8	0.6	1.6	1.6	1.2
Income from sub-leases on unused data centre sites	(0.4)	(0.4)	(0.4)	(0.3)	(0.4)	(0.4)	(0.1)	(0.0)	–	–	(0.1)	(0.1)
Increase/(decrease) in provision for site restoration	–	–	–	–	–	–	(0.2)	–	–	–	–	–
Adjusted EBITDA	**79.2**	**97.6**	**115.0**	**131.9**	146.4	**171.2**	**190.8**	**51.3**	**54.3**	**56.2**	**59.1**	**60.9**

Note: Figures rounded to nearest net € 0.1 million. Totals may not add due to rounding.

(1) Includes € 31.0 million in one time charges related to debt refinancing.

(2) Net income results for 2014, 2015, 2016 and 2017 are restated. For further details, see Note 2 and Note 29 of our audited consolidated financial statements in the 2017 annual report (Form 20F, and Note 11 of the Interim Report for the three month period ended March 31, 2018).

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Reconciliation to Segment Adjusted EBITDA

€ in millions	2017				2018
	1Q	2Q	3Q	4Q	1Q
BIG 4					
Operating profit	**24.0**	**24.8**	**24.2**	**28.2**	**27.6**
Depreciation, amortisation and impairments	15.9	18.1	18.8	19.9	20.1
Share-based payments	0.3	0.2	0.4	0.1	0.3
Increase/(decrease) in provision for onerous lease contracts	–	–	–	–	–
Income from sub-leases on unused data centre sites	–	–	–	(0.1)	(0.1)
Increase/(decrease) in provision for site restoration	–	–	–	–	–
Adjusted EBITDA	**40.2**	**43.1**	**43.4**	**48.1**	**48.0**
ROE					
Operating profit	**16.7**	**16.4**	**18.3**	**18.5**	**19.6**
Depreciation, amortisation and impairments	7.0	7.4	7.5	7.5	7.7
Share-based payments	(0.0)	0.2	0.1	0.1	0.2
Adjusted EBITDA	**23.7**	**24.0**	**25.9**	**26.1**	**27.6**
CORPORATE & OTHER					
Operating profit/(loss)[(1)]	**(16.9)**	**(16.9)**	**(18.1)**	**(20.9)**	**(20.4)**
Depreciation, amortisation and impairments	1.3	1.7	1.5	1.6	1.7
Share-based payments[(1)]	2.3	1.8	1.9	2.5	2.8
M&A transaction costs	0.8	0.6	1.6	1.6	1.2
M&A transaction break fee income	–	–	–	–	–
Adjusted EBITDA	**(12.5)**	**(12.8)**	**(13.1)**	**(15.1)**	**(14.7)**

Note: Figures rounded to nearest net € 0.1 million. Totals may not add due to rounding.

(1) Operating profit / (loss) and share based payments for 2017 are restated. For further details, see Note 2 and Note 29 of our audited consolidated financial statements in the 2017 annual report (Form 20F, and Note 11 of the Interim Report for the three month period ended March 31, 2018).

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Adjusted EBITDA: We define Adjusted EBITDA as Operating Income adjusted for depreciation, amortization and impairments, share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions and adjustments related to terminated and unused data centre sites. In certain circumstances, we may also adjust for gains or losses that management believes are not representative of our current ongoing performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses (e.g., Dutch crisis wage tax, IPO transaction costs) Adjusted diluted earnings per share: Adjusted diluted earnings per share amounts are determined on adjusted net profit Adjusted net profit: We define adjusted net profit as net profit adjusted to exclude income or expense related to the evaluation and execution of potential mergers or acquisitions, adjustments to provisions which are not reflective of our ongoing performance, and adjustments related to capitalised interest. In certain circumstances, we may also adjust for gains or losses that management believes are not representative of our current ongoing performance. Examples of this would include: adjusting for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses (e.g., Dutch crisis wage tax, IPO transaction costs) Big 4: France, Germany, the Netherlands and the UK CAGR: Compound Annual Growth Rate Capital expenditures including intangible assets: Represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as "Purchase of property, plant and equipment" and "Purchase of intangible assets”, respectively. Investments in intangibles assets include power grid rights and software development Cash generated from operations: net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. Cash ROGIC: Cash Return on Gross Invested Capital (Cash ROGIC) defined as (Adjusted EBITDA less maintenance and other capex) divided by {Average of opening and closing (gross PP&E plus gross intangible assets plus gross goodwill)} Constant Currency: Measurements of the given metric that eliminate the effects of foreign currency rate fluctuations. To calculate this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the comparative period rather than the actual exchange rates in effect during the respective periods.  Corporate and Other: Unallocated items comprised of mainly general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data centre sites over the term of the relevant leases) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities Definitions CDNs: Content Distribution Networks Churn: Contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month. Churn is calculated as a monthly average over the last 12 months. Customer Available Power: The current installed electrical customer capacity Equipped Space: The amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure LTM or Last Twelve Months: Twelve month period ended 31 March 2018, unless otherwise noted MW: Megawatts Organic Constant Currency: Measurements of the given metric that eliminate the effects of foreign currency rate fluctuations and the impact of acquisitions Recurring ARPU: Monthly recurring revenue per square metre calculated as {reported recurring revenue in the quarter divided by 3} divided by {sum of prior and current quarter end reported revenue generating space divided by 2} Recurring Revenue: Revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites Rest of Europe / ROE: Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland Revenue Generating Space: the amount of Equipped Space that is under contract and billed on the relevant date SQM: Square metres Utilisation Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fully utilised due to customers' specific requirements regarding the layout of their equipment. In practice, therefore, Utilisation Rate does not reach 100% YTM: Yield to maturity

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Interxion Leadership

- **David Ruberg,** *Chief Executive Officer*
- **Richard Rowson,** *Interim Chief Financial Officer*
- **Giuliano Di Vitantonio,** *Chief Marketing & Strategy Officer*
- **Jan-Pieter Anten,** *SVP, Human Resources*
- **Jaap Camman,** *SVP, Legal*
- **Adriaan Oosthoek,** *SVP, IT & Operations Support*

Investor Relations
Jim Huseby, *VP, Investor Relations*
T: +1 813 644 9399
E: ir@interxion.com

Sell-Side Analyst Coverage

- **Bank of America Merrill Lynch,** *Michael Funk*
- **Barclays Capital,** *Amir Rozwadowski*
- **Citi,** *Mike Rollins*
- **Cowen,** *Colby Synesael*
- **Guggenheim,** *Rob Gutman*
- **Oppenheimer,** *Tim Horan*
- **Raymond James,** *Frank Louthan*
- **RBC Capital Markets,** *Jon Atkin*
- **Sun Trust Robinson Humphrey,** *Greg Miller*
- **Wells Fargo,** *Jennifer Fritzsche*
- **William Blair,** *Jim Breen*

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